# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intercont (Cayman) Limited, CIK 0002018529
CUSIP: G48049129
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 39 OCEAN DR, Singapore, Singapore (U0), 098187
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0002071210
Persons authorized to receive notices and communications: Muchun Zhu, 39 OCEAN DR, Singapore, Singapore (U0), 098187, 6588182399

## Reporting persons
- Muchun Zhu (CIK 0002071210): type of reporting person: individual (IN); citizenship or place of organization: Dominica (G9); source of funds: personal funds (PF); sole voting power 1,831,598; shared voting power 0; sole dispositive power 1,831,598; shared dispositive power 0; aggregate amount beneficially owned 1,831,598 (58.7% of the class)
  Comment: Represents 1,831,598 class B shares (the "Class B Shares") of Intercont (Cayman) Limited (the "Issuer"), which are owned beneficially by the Reporting Person. Class B Shares are convertible at any time by the holder thereof into Class A Shares on a one-for-one basis. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to one hundred (100) votes per share on all matters submitted to holders for vote.
  
  The percentage of the Reporting Person's beneficial ownership in class are based on the assumption that all Class B Shares are converted into Class A Shares. The total number of shares on such as-converted basis is 3,118,524. The Class B Shares beneficially owned by the Reporting Person represent approximately 99.3% of the aggregate voting power of the Issuer.
- Beverly Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 1,795,250; shared voting power 0; sole dispositive power 1,795,250; shared dispositive power 0; aggregate amount beneficially owned 1,795,250 (58.2% of the class)
  Comment: Represents 1,795,250 Class B Ordinary Shares of Intercont (Cayman) Limited (the "Issuer"), which are owned directly and beneficially by the Reporting Person. Class B Shares are convertible at any time by the holder thereof into Class A Shares on a one-for-one basis. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to one hundred (100) votes per share on all matters submitted to holders for vote.
  
  The percentage of the Reporting Person's beneficial ownership in class are based on the assumption that all Beverly Holding Limited's Class B Ordinary Shares are converted into Class A Shares. The total number of shares on such as-converted basis is 3,082,176. The Class B Shares held of record by the Reporting Person represent approximately 97.3% of the aggregate voting power of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Intercont (Cayman) Limited
Address of issuer's principal executive offices: 39 OCEAN DR, Singapore, Singapore (U0), 098187
Comment: This statement of beneficial ownership on Schedule 13D (this "Schedule 13D") relates to the Class A Ordinary Shares of Intercont (Cayman) Limited (the "Issuer"). The Class A Ordinary Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol "NCT."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (i) Ms. Muchun Zhu ("Ms. Zhu") and (ii) Beverly Holding Limited ("Beverly"), a company organized under the laws of the British Virgin Islands.
Residence or business address:
Ms. Muchun Zhu is a citizen of Dominica. The business address of Ms. Muchun Zhu is 39 OCEAN DR SINGAPORE 098187.

Beverly Holding Limited, a company organized under the laws of the British Virgin Islands. The business address of Beverly Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
The Reporting Person Ms. Muchun Zhu is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Beverly Holding Limited is an investment holding company whose principal business is holding securities of the Issuer. Its registered office is at ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Ms. Zhu is the sole shareholder and sole director of Beverly Holding Limited and may be deemed to beneficially own the securities of the Issuer held of record by Beverly.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: DOMINICA for Muchun Zhu, and British Virgin Island for Beverly Holding Limited

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 7, 2026, the Issuer and Beverly Holding Limited entered into a subscription agreement, pursuant to which Beverly Holding Limited agreed to subscribe for, and the Issuer agreed to issue, 1,625,000 Class B Ordinary Shares at a subscription price of US$0.40 per share. On September 25, 2026, 1,625,000 Class B Ordinary Shares were purchased from the Issuer by Beverly Holding Limited in exchange for payment of US$650,000, and Beverly Holding Limited was registered as the holder of the newly purchased 1,625,000 Class B Ordinary Shares. The subscription consideration was the personal funds of Ms. Zhu contributed to Beverly Holding Limited.

The 908,708 Ordinary Shares held by Eascor Holding Limited and the 4,256,243 Ordinary Shares previously acquired by Beverly were acquired prior to the Issuer's initial public offering. Such Ordinary Shares were redesignated as Class B Ordinary Shares on January 26, 2026, and were adjusted to 36,348.32 and 170,249.72 Class B Ordinary Shares, respectively, in the Issuer's 25-for-1 share consolidation effective April 2, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the 1,625,000 Class B Shares for the purpose of increasing and maintaining Ms. Zhu's voting control of the Issuer and to demonstrate her long-term commitment to the Issuer.

As of September 7, 2026, the Reporting Persons' as-converted beneficial ownership represented approximately 0.81% of the Class A Ordinary Shares and approximately 44.8% of the aggregate voting power of the Issuer, the Reporting Persons' voting power having declined below a majority as a result of issuances of Class A Ordinary Shares, including in the Issuer's July 2026 offering. Following the Issuer's 25-for-1 consolidation of the Class A Ordinary Shares effective September 17, 2026, which did not affect the Class B Ordinary Shares, and immediately prior to the issuance of the 1,625,000 Class B Shares, the Reporting Persons' as-converted beneficial ownership represented approximately 13.8% of the Class A Ordinary Shares and approximately 94.1% of the aggregate voting power of the Issuer. As a result of the one-hundred-votes-per-share feature of the Class B Ordinary Shares, upon the issuance of the 1,625,000 Class B Shares on September 25, 2026, the Reporting Persons beneficially own approximately 58.7% of the Class A Ordinary Shares on an as-converted basis and control approximately 99.3% of the aggregate voting power of the Issuer.

Ms. Zhu, as Chief Executive Officer and Chairman of the Issuer, participates in the formulation of the Issuer's business strategy and corporate transactions in the ordinary course. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon market conditions, the Issuer's business, prospects and financial condition and other factors deemed relevant, may from time to time acquire additional securities of the Issuer, dispose of securities of the Issuer, or formulate other purposes, plans or proposals.

Except as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows 11 and 13, including the footnotes thereto, of the cover page of this Schedule 13D are hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7, 8, 9 and 10, including the footnotes thereto, of the cover page of this Schedule 13D are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Class A Ordinary Shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement. Except for Eascor Holding Limited, which holds of record 36,348.32 Class B Ordinary Shares beneficially owned by Ms. Zhu and is wholly owned by Ms. Zhu, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 is incorporated by reference into this Item 6. The Reporting Persons have also entered into the Joint Filing Agreement filed as Exhibit A.

Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement, dated September 25, 2026, by and among the Reporting Persons, pursuant to Rule 13d-1(k)(1).

Exhibit B -- Subscription Agreement for Class B Shares, dated September 7, 2026, by and between the Issuer and Beverly (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 6-K furnished to the Commission on September 11, 2026).

## Signatures
- Muchun Zhu: /s/ Muchun Zhu, Muchun Zhu (09/29/2026)
- Beverly Holding Limited: /s/ Muchun Zhu, Director (09/29/2026)